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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                       EXCHANGE NATIONAL BANCSHARES, INC.
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                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   301309100
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 301309100                    13G                     Page  of  Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DONALD L. CAMPBELL    #500 24 0720
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
        (b) [ ] NOT APPLICABLE
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        UNITED STATES CITIZEN
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     Number of             5.      Sole Voting Power

      Shares                       211,389
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     211,389
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        211,389
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ]
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 11.    Percent of Class Represented by Amount in Row (9)

        5.1%
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 12.    Type of Reporting Person (See Instructions)
        IN
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                                                            Page 3 of 5 Pages

ITEM 1:

                  (a)      Name of Issuer: Exchange National Bancshares, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM  2:
                  (a) Name of Person Filing: This Schedule 13G is filed Pursuant to Rule 13d-1 (C) of the Securities and Exchange Act of 1934, as amended. It is filed by the following person: Donald L. Campbell ("Mr. Campbell").

                  (b)      Address of Principal Business Office or, if none,
                           Residence: The business address for Mr. Campbell is 132 East High Street, Jefferson City, Missouri 65101.

                  (c)      Citizenship:  Mr. Campbell is a United States citizen

                  (d) Title of Class of Securities: Common stock, par value $1.00 per share.

                  (e)      CUSIP No.:   301309 10 0

ITEM 3: If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

         Not applicable.

ITEM 4:  Ownership (as of December 31, 2005)

Amount beneficially owned: Mr. Campbell may be deemed the beneficial owner of
(i) 155,178 shares owned of record by Campbell Family L.P., which currently holds all shares previously owned of record by Mr. Campbell and his wife, and
(ii) 56,211 shares held in the Donald L. Campbell Tr u/a Sept. 27, 1997 Donald
L. Campbell Trust. Mr. Campbell has sole voting and investment power over all the shares owned.










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                                                               Page 4 of 5 Pages


                  (b)      Percent of class: The shares identified in paragraph
                           (a) above as being beneficially owned by Mr. Campbell represent 5.1 % of the 4,169,847 shares outstanding on December 31, 2005.

                  (c)      Number of shares of which such person has:

                           (I)      sole power to vote or to direct the vote:
                                    211,389 shares.

                           (ii)     shared power to vote or to direct the vote:
                                    - 0 - shares.

                           (iii) sole power to dispose or to direct the disposition of: 211,389 shares.

                           (iv) shared power to dispose or to direct the disposition of: - 0 - shares.

ITEM 5:  Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6:  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8:  Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9:  Notice of Dissolution of Group.

                  Not applicable.







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                                                               Page 5 of 5 Pages


ITEM 10: Certification.

                  Not applicable.






                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006




                                                     BY:      S/S
                                                              ------------------
                                                              Donald L. Campbell